FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, July 21, 2015
Ger. Gen. N°  098/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

Regarding the operation of corporate reorganization described in the significant events dated April 22 and April 28, 2015, the Company has received today from the Superintendence of Securities and Insurance the Official Letter N° 15452 enclosed, which instructs various measures relating to the operation.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

OFORD	.:	No.15452
Reference	.:	1) Consultation of Enersis S.A. related to the corporate reorganization process of 05.18.2015. 2) Official letter No.15.443 of 07.20.2015.
Subject	.:	Informs and instructs that indicated.
SGD	.:	No.2015070086162
Santiago, July 20, 2015

From	:	Superintendence of Securities and Insurance
To	:	Chief Executive Officer EMPRESA NACIONAL DE ELECTRICIDAD S.A. SANTA ROSA 76, SANTIAGO – Metropolitan Region

With reference to corporate reorganization process reported by Enersis S.A. which, in summary, implies in a first stage the division of that company, Empresa Nacional de Electricidad S.A. and Chilectra S.A. and then the merger by incorporation of some of the resulting companies from such divisions, and that informed and instructed by this Superintendence to Enersis S.A. through the attached Official Letter N°15.443 of 07.20.2015, I state the following:

1. As explained in the Official Letter No.15.443, this Superintendence believes that the process of "corporate reorganization", which contains various stages, should be analyzed both individually and as one operation, as the intended objective is understood to be achieved only when each and every one of the proposed stages are carried out, i.e. the divisions and mergers to be carried out cannot be examined one by one as independent and autonomous operations.

2. Also, it should bear present that all the obligations that the current legislation establishes for directors are based on the concept of "best interests". In fact, we can mention various provisions of the Chilean Companies Act that establish this principle, such as the third paragraph of article 39, related to the obligation of directors to ensure the "interests" of all shareholders and not just those that elected them; numeral 1 of article 42, under which specify that directors may not act if is not in the "best interests"; and numeral 7 of article 42 which sanctions "any act" contrary to the best interests.

3. In that understanding, the law has established specific obligations for directors including i) to be informed "fully and in a documented way of everything related to the company’s progress" (right-duty of being informed contained in the second paragraph of article 39 of the Chilean Companies Act, and ii) "to employ in the exercise of their functions the attention and diligence that men usually employ in their own businesses" (due diligence stated in article 41 under the Chilean Companies Act). Both duties, to be informed and to act with attention and diligence, imply observance of the provisions of article 78 under the Chilean Companies Regulations.

4. Regarding the legal responsibilities and obligations aforementioned, the company’s Board of Directors must have sufficient, ample and timely information at the time to take their decisions regarding the “corporate reorganization" as a whole, with its various stages, as the divisions and mergers cannot be analyzed independently or autonomously. Such information should justify the proposal that is finally taken by the Board to the Shareholders’ Meeting summoned to adopt the respective resolution, considering that such proposal is the most convenient for the best interests.

The justifications for the proposal which the Board of Directors will finally make should contemplate, among other things, the objectives and expected benefits of the corporate reorganization, as well as the terms and conditions of this, and the various consequences, implications or contingencies that the proposal might bring, e.g. operational and taxation matters, if applicable.

5. Such information should be to shareholders disposal on a timely manner, given that the various stages of the corporate reorganization will be approved by the respective Shareholders’ Meetings of each of the companies involved, and therefore, whom should take the decision should have all the elements necessary for this, one of which is the benefits that the operation as a whole brings for the best interests.

Under this context and in accordance with the provisions a) and g), article 4 under Decree Law N°3,538 enacted on 1980, and article 147 of the Chilean Companies Regulations, it is necessary that company’s management provides to the public in general and to this Superintendence, as soon as the Board of Directors resolves on the reorganization and at least 15 days prior to the date of the Shareholders’ Meeting which should pronounce on the division, with the following information:

- Detailed information on the objective and benefits expected from the division, and its terms and conditions;

- Report that includes the asset, liability and equity accounts of the entity to be divided, a column of adjustments, if appropriate, and finally the balances that represent the successor and the new entity, as corresponds; and

- A description of the principal assets that are assigned and liabilities delegated to the new entity.

In addition and at the same time, in accordance with the provisions a) and g), article 4 under Decree Law N°3,538 enacted on 1980 and article 147 of the Chilean Companies Regulations, the company’s management should provide to the public in general and to this Superintendence, the following additional and preliminary information referring to the merger process:

- Detailed information on the objective and benefits expected from the merger; and

- A report by an independent expert appraisal on the estimated value of the entities that are merged and estimates of the exchange ratio of the corresponding shares.

6. Considering the complexity of the operation, the management may consider other measures in order for shareholders to have more elements for a suitable analysis of this operation, like an express pronouncement by the directors’ committee on the corporate reorganization the subject of this consultation.

7. Finally, the expert appraisals that become involved in this process should bear in mind their duties and responsibilities in accordance with current legislation, especially the responsibility established in article 134 of the Chilean Companies Act for expert appraisals.

8. Consequently, this Superintendence instructs the company’s management in the corporate reorganization, and especially its directors, in order to take into account that expressed above, which in no way is intended to establish exhaustively all the measures that should be implemented by the board of that company and the other companies involved, in order to duly safeguard the best interests. You are also instructed that this letter be read completely at the next Board of Directors meeting held, recording such act in the minutes of the meeting.

9. In accordance with the powers granted by Decree Law N°3,538 enacted on 1980, this Superintendence will continue to examine and oversee both the corporate reorganization process and the labor performed by the directors, experts appraisals and management of the entities involved subject to audit.

JAG / CFE wf 502039

Sincerely yours,

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

c.c.: -      Superintendent of Pensions

-          Santiago Stock Exchange - General Management

-          Electronic Exchange of Chile - General Management

-          Valparaiso Stock Exchange - General Management

-          Fitch Ratings Risk Ltda. - General Management

-          Feller Rate Risk Rating Ltda -. (At .: Mr. Nicholas Martorell)

-          Risk Classification Commission - General Management (At. : Alejandro Muñoz)

-          Bondholders (At. : Mr. Andrés Sepúlveda)

-          Central Securities Depository - General Management

-          Sr. Fabio Bonomo

-          Sra. Filipa Ramos

-          Enersis S.A. - General Management

-          Enersis S.A. – Legal

-          Enersis S.A. - Audit

-          Enersis S.A. - Regional Finance

-          Enersis S.A. - Communications

-          Enersis S.A. - Compliance and Capital Markets

-          Endesa Chile - Administration and Finance

-          Endesa Chile - Communications

-          Endesa Chile - Accounting

-          Endesa Chile - Legal

-          Endesa Chile - Investor Relations

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 21, 2015